

June 16, 2014

Via E-mail
Roger Susi
Chief Executive Officer and President
iRadimed Corporation
7457 Aloma Avenue
Winter Park, FL 32792

>   **Re: iRadimed Corporation**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted June 2, 2014**
>   **CIK No. 0001325618**

Dear Mr. Susi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   We note your response to prior comment 1. Please clarify where you have revised the disclosure to state that your pump systems require the use of your proprietary disposable IV sets. If necessary, please revise accordingly.

Offering Summary, page 7

2.   We note your revisions in response to prior comment 2 and that you have set forth intended uses for your proceeds. Here and in your disclosure on page 32, please revise to quantify the approximate amount intended to be used for each purpose, per Item 504 of Regulation S-K. Further, with respect to the funds to be used toward research and development of product candidates, please also disclose the amount and sources of

additional funds that may be needed to bring the product candidates to market. Refer to Instruction 3 to Item 504.

Intellectual Property, page 67

3.   We note your response to prior comment 10. Please file as an exhibit to your filed registration statement the agreement pursuant to which your CEO assigned to you the intellectual property discussed in this section, or tell us why you do not believe the agreement is required to be filed.

Note 5 – Capital Stock, page F-15

4.   We note your response to prior comment 12. Please provide us with a more thorough explanation of why your current presentation complies with US GAAP and SEC rules and regulations, or revise the financial statements as appropriate.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        You may contact Julie Sherman at (202) 551-3640 or Kaitlin Tillan, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3625 with any other questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Amanda Ravitz
                                        Assistant Director

cc (via e-mail): Leib Orlanski, Esq.
                K&L Gates LLP